Exhibit 99.1

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of December 20, 2018, among Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”), the guarantors listed on the signature pages hereto (the “Guarantors”) and Citibank, N.A., London Branch, as trustee (the “Trustee”) and as security agent (the “Security Agent”).

WITNESSETH

WHEREAS, the Issuer, the Guarantors, the Trustee and the Security Agent have heretofore executed and delivered an indenture, dated as of October 31, 2017 (the “Indenture”), relating to the Issuer’s 9.875% First Priority Secured Notes due 2022 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that the Issuer, the Guarantors, the Trustee and the Security Agent may amend or supplement the Indenture, the Notes or the Guarantees subject to certain exceptions, with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, and that the Holders of a majority in principal amount of the Notes then outstanding may waive any existing Default or Event of Default or compliance with any provision of the Indenture, the Notes or the Guarantees;

WHEREAS, the Issuer has solicited and received consents (the “Consent Solicitation”) through the Automated Tender Offer Program (“ATOP”) procedures of The Depository Trust Company (“DTC”), upon the terms and subject to the conditions set forth in the Issuer’s Consent Solicitation Statement dated December 13, 2018 (as amended and supplemented as of the date of this Supplemental Indenture, the “Consent Solicitation Statement”), of Holders representing a majority in aggregate principal amount of the outstanding Notes (the “Requisite Consent”) to amend the Indenture as contemplated by this Supplemental Indenture (the “Amendments”);

WHEREAS, in connection with the Consent Solicitation, Holders that have delivered a valid unrevoked consent on a timely basis (the “Consenting Holders”) are entitled to receive a consent payment (the “Consent Payment”) with respect to the Notes in respect of which they have validly consented, payable promptly after the Expiration Time (as defined in the Consent Solicitation Statement) if all conditions to the Consent Solicitation, including, without limitation, the receipt of the Requisite Consent and the execution of this Supplemental Indenture, are satisfied or waived;

WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Issuer and the Guarantors; and

WHEREAS, the Issuer has certified to the Trustee and the Security Agent that, pursuant to Section 9.06 of the Indenture, the Trustee and the Security Agent are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Guarantors, the Trustee and the Security Agent mutually covenant and agree for the benefit of each other and for the equal and ratable benefit of the Holders as follows:

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ARTICLE I

DEFINITIONS

Section 1.01    Definitions. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Section 1.02    Additional Definitions. The following definitions shall be added in alphabetical order to Section 1.01 of the Indenture:

“LIBOR” means the London interbank offered rate per annum in accordance with the following provisions:

(1) LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months which appears on the display on the Bloomberg Page BBAM1 (or any successor or substitute page of such service, or any successor to such service selected by the Issuer) as of 11:00 a.m., London time.

(2) Notwithstanding clause (1) above, if the Issuer determines that LIBOR has been permanently discontinued, the Issuer will determine whether to calculate the relevant interest rate using a substitute for LIBOR (the “LIBOR Alternative Rate”), which shall be the alternative reference rate selected or otherwise approved by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice; provided that if there are more than one alternative reference rates so selected or otherwise approved, the Issuer may, in its sole discretion, select the LIBOR Alternative Rate from such alternative reference rates. As part of such substitution, the Issuer will make such adjustments to the LIBOR Alternative Rate or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such LIBOR Alternative Rate for debt obligations. If a LIBOR Alternative Rate has been determined in accordance with the foregoing, the Issuer in its sole discretion may determine what business day convention to use, the definition of “business day” and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

“Poseidon Transactions” mean the transactions contemplated by the Agreement and Plan of Merger, dated October 29, 2018, by and among the Issuer, Poseidon Containers Holdings LLC (“Poseidon”), K&T Marine LLC (“K&T”) and the other parties party thereto, which were completed on November 15, 2018, and all other transactions, documentation and undertakings entered into on or prior to November 15, 2018 in connection with the closing of said Agreement and Plan of Merger, including the Voting Agreement dated as of October 29, 2018, by and between CMA CGM S.A., Michael S. Gross, KIA VIII (Newco Marine), Ltd. and KEP VI (Newco Marine), Ltd.

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ARTICLE II

AMENDMENTS

Section 2.01    Amendment to “Change of Control” Definition. Clause (1) of the definition of “Change of Control” in Section 1.01 of the Indenture is hereby amended and restated as follows:

(1) at any time, the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership of a majority of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent company of the Issuer; provided that (x) so long as the Issuer is a Subsidiary of a parent company, no Person shall be deemed to be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of the Issuer unless such Person shall be or become a beneficial owner of more than 50% of the total voting power of the Voting Stock of such parent company and (y) any Voting Stock of which any one or more of the Permitted Holders are the only beneficial owners shall not in any case be included in calculating the Voting Stock of which any such Person first referred to above in this clause (1) is the beneficial owner;

Section 2.02    Amendment to “Permitted Holders” Definition. The definition of “Permitted Holders” in Section 1.01 of the Indenture is hereby amended and restated as follows:

“Permitted Holders” means each of: (a) CMA CGM or any Subsidiary of CMA CGM for so long as it remains a Subsidiary of CMA CGM, (b) (i) Michael S. Gross; (ii) each of his spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability Issuer or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses (i) and (ii) above, and (c) KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd. and their Affiliates.

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Section 2.03    Amendment to “Permitted Transfer” Definition. Clause (2)(B) of the definition of “Permitted Transfer” in Section 1.01 of the Indenture is hereby amended and restated as follows:

(B) (i) 100% of the aggregate net cash proceeds and (ii) 15% of the Fair Market Value of the property and assets other than cash, in each of (i) and (ii), received by the Issuer after the Issue Date (other than from a Subsidiary of the Issuer) as a contribution to its equity capital or from the issue or sale (other than to a Subsidiary of the Issuer) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Subsidiary of the Issuer) of Indebtedness of the Issuer that has been converted into or exchanged for Qualified Equity Interests, together with 100% of the aggregate cash and Cash Equivalents received by the Issuer or any of its Subsidiaries at the time of such conversion or exchange, excluding, in the case of each of (i) and (ii), any Equity Cure Amounts and the amount of any such net cash proceeds or property or assets used to make Permitted Payments pursuant to clause (3) of Section 4.11(b); provided that, in connection with the Poseidon Transactions, the increase in the amount of “Permitted Transfers” shall be equal to $50.0 million; provided, further, that no Collateral may be transferred pursuant to this clause (2) unless such transfer is made in connection with a substitution of Collateral in accordance with Section 11.09.

Section 2.04    Amendment to Section 4.10. Section 4.10(b)(8) of the Indenture shall be amended by deleting the section in its entirety and replacing it with the following section:

(8) senior unsecured Indebtedness of the Issuer or any of its Subsidiaries (other than a Guarantor) maturing after the final maturity of the Notes and not otherwise permitted by this Section 4.10 which in the aggregate shall not exceed $100.0 million for the Issuer and its Subsidiaries as a whole at any time, provided that Indebtedness of the Issuer’s non-Guarantor Subsidiaries under this clause (8) shall not exceed $30.0 million in the aggregate at any time;

Section 2.05    Amendments to Section 4.11.

(a)    Section 4.11(b)(2) of the Indenture shall be amended by deleting the section in its entirety and replacing it with the following section:

(2) beginning January 1, 2020, any declaration or payment of dividends or distributions or repurchases in respect of the Issuer’s Common Equity in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Issuer for the preceding financial year based on the audited annual accounts for such preceding financial year, provided that any unutilized portion may be carried forward to succeeding financial years;

(b)    Section 4.11(b)(3) of the Indenture shall be amended by deleting the section in its entirety and replacing it with the following section:

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(3) any declaration or payment of dividends or distributions or repurchases in respect of the Issuer’s Common Equity or any other instrument accounted for as equity not to exceed the net cash proceeds contributed to the Issuer’s equity after the Issue Date, excluding any Equity Cure Amounts or any amounts used to make Permitted Transfers pursuant to clause (2)(b) of the definition thereof;

(c)    Section 4.11(b)(11) of the Indenture shall be amended by adding the word “or” after the semicolon.

(d)    Section 4.11(b)(12) of the Indenture shall be amended by deleting the word “or” after the semicolon and replacing the semicolon with a period.

(e)    Section 4.11(b)(13) of the Indenture shall be amended by deleting the section in its entirety.

Section 2.06    Amendments to Section 4.14.

(a)    Section 4.14(a) of the Indenture shall be amended by replacing references to “this Section 4.14” with references to “this Section 4.14(a)”.

(b)    Section 4.14 of the Indenture shall be amended by adding the following as clause (b) thereto.

(b) The Issuer will not, and will not permit any of the Guarantors to, enter into any material transaction with any of its non-Guarantor Subsidiaries in respect of (i) intercompany loans, (ii) vessel management arrangements or (iii) vessel transfers except on arm’s length terms; provided, however, that this Section 4.14(b) shall not apply to the transactions listed below. For purposes of this Section 4.14(b), a “material transaction” means any transaction, or series of related transactions, involving aggregate payments or consideration in excess of $2.0 million. The following items will not be subject to the prohibition of the prior two sentences:

(1) any intercompany loan that, when made and at the time of any amendment thereto, (x) bears interest payable in cash or in kind at a rate per annum equal to LIBOR plus a spread within the range of 2.0% to 6.0% and (y) is issued at par;

(2) any Permitted Transfer (other than Permitted Transfers contemplated by the reference to Section 4.10(b)(3) of the Indenture included in clause (3) of the definition of Permitted Financial Support or by clause (6) of the definition of Permitted Financial Support);

(3) the performance of obligations of the Issuer or any Subsidiary under the terms of (i) any vessel management arrangement of the Issuer or any Subsidiary that is in effect on the date of this Supplemental Indenture, any vessel management arrangement with Technomar Shipping Inc. in the

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form set forth as Exhibit 10.3 to the Issuer’s Report of Foreign Private Issuer furnished to the Commission on October 30, 2018 (the “October 30, 2018 Form 6-K”) or with Conchart Commercial, Inc. in the form set forth as Exhibit 10.4 to the October 30, 2018 Form 6-K, and any new arrangements on substantially similar terms and (ii) any amendment, modification, supplement, extension or renewal of the arrangements in clause (i), from time to time, so long as any such amendment, modification, supplement, extension or renewal is not materially more disadvantageous to the holders of Notes taken as a whole than the original arrangement;

(4) any sale or disposition of a Vessel by a Guarantor for a purchase price equal to or exceeding its Fair Market Value and any purchase or acquisition of a Vessel by a Guarantor for a purchase price equal to or below its Fair Market Value; and

(5) any transaction in which the Issuer delivers to the Trustee an opinion as to the fairness to the Issuer or a Guarantor of such transaction from a financial point of view, issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined in good faith by the Issuer).

Section 2.07    Amendments to Section 4.17.

(a)    Section 4.17 of the Indenture shall be amended by adding the following as new clause (d) thereto.

(d) For so long as any Notes remain outstanding, the Issuer will furnish to the Holders, within the time periods set forth in paragraphs (a)(1) and (a)(2) above, information of the Issuer and the Guarantors, on the one hand, and the Issuer’s non-Guarantor Subsidiaries, on the other hand, regarding their respective (i) revenue, (ii) earnings before interest, taxes, depreciation and amortization, (iii) debt (including, for the avoidance of doubt, any intercompany debt outstanding between Issuer and the Guarantors, on the one hand, and the Issuer’s non-Guarantor Subsidiaries, on the other hand, that is eliminated when reported by the Issuer on a consolidated basis) and (iv) cash for or as of each relevant fiscal period. The Issuer will be deemed to have furnished such information to the Holders if the Issuer has included such information in presentations available through its website or in reports submitted to the Commission via the EDGAR filing system and such reports are publicly available.

(b)    Section 4.17 of the Indenture shall be amended by renumbering clauses (d) and (e) as clauses (e) and (f), respectively.

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ARTICLE III

ACKNOWLEDGEMENT AND RELEASE

Section 3.01    Acknowledgment and Release. For the avoidance of doubt, each Holder acknowledges that the Poseidon Transactions have not resulted in, and will not result in, a Change of Control under the Indenture, and each Holder, pursuant to Section 9.02 of the Indenture, waives compliance with any provision of the Indenture to the extent inconsistent with this sentence. To the fullest extent permitted by law, each Holder hereby waives any Default or Event of Default and waives and releases any and all actual or potential claims or causes of action, known or unknown, whether past, future or present, that it may have against (i) the Issuer, any Guarantor, Poseidon or K&T, (ii) any predecessor, successor, parent, division, or affiliate of the Issuer, any Guarantor, Poseidon or K&T, and (iii) any past, future or present director, officer, employee, incorporator, member, manager, agent, shareholder, attorney, advisor, or other representative of the Issuer, any Guarantor, Poseidon or K&T, in each case, insofar as any such Default, Event of Default, claim or cause of action relates to or arises out of (x) the possibility that the Poseidon Transactions may have resulted in a Change of Control under the Indenture, (y) the Poseidon Transactions being in breach of the Indenture or this Supplemental Indenture, or (z) the possibility that any public statement regarding the Poseidon Transactions relating to the Indenture may have been inaccurate, misleading, incomplete, or otherwise actionable under applicable Law. Each Holder agrees that neither this Supplemental Indenture nor any term herein shall be interpreted or construed as an admission of any wrongdoing or liability on the part of any Person set forth in clauses (i) through (iii) of the previous sentence.

ARTICLE IV

MISCELLANEOUS

Section 4.01    Effectiveness of this Supplemental Indenture.

(a)    This Supplemental Indenture will become effective immediately upon its execution by the parties hereto. This Supplemental Indenture will become operative upon the Consent Payment having been made to the Consenting Holders promptly after the Expiration Time in accordance with the terms of the Consent Solicitation Statement, at which point this Supplemental Indenture shall form a part of the Indenture for all purposes thereunder and each Holder shall be bound thereby. This Supplemental Indenture will terminate and never become operative if the Consent Solicitation is not settled and the Consent Payment is not made to the Consenting Holders promptly after the Expiration Time in accordance with the terms of the Consent Solicitation Statement.

(b)    Upon this Supplemental Indenture becoming operative as provided in the preceding clause (a), this Supplemental Indenture and the amendments set forth herein shall have retroactive effect and application from and after November 15, 2018, prior to giving effect to the completion of the Poseidon Transactions.

Section 4.02    Continuing Effect of Indenture. Except as expressly provided herein, all of the terms, provisions and conditions of the Indenture and the Notes and the Guarantees outstanding thereunder shall remain in full force and effect.

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Section 4.03    Governing Law; Waiver of Jury Trial; Submission to Jurisdiction. THIS SUPPLEMENTAL INDENTURE, AND ALL DISPUTES, ACTIONS, OR CLAIMS OF ANY KIND (WHETHER IN CONTRACT, TORT, OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY). EACH OF THE ISSUER, THE GUARANTORS, THE TRUSTEE AND THE SECURITY AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Any legal suit, action or proceeding arising out of or based upon this Supplemental Indenture or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth in Section 13.02 of the Indenture shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any suit, action or other proceeding has been brought in an inconvenient forum.

Section 4.04    No Adverse Interpretation of Other Agreements. This Supplemental Indenture may not be used to interpret any indenture (other than the Indenture), supplemental indenture, loan or debt agreement of the Issuer, the Guarantors or any of their Subsidiaries or of any other Person. Any such indenture (other than the Indenture), supplemental indenture, loan or debt agreement may not be used to interpret this Supplemental Indenture.

Section 4.05    Successors. All agreements of the Issuer and the Guarantors in this Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successor.

Section 4.06    Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

Section 4.07    Severability. To the extent permitted by applicable law, in case any one or more of the provisions in this Supplemental Indenture shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

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Section 4.08    Effect of Headings. The headings of the Articles and Sections of this Supplemental Indenture are for convenience only and shall in no way affect the construction hereof or modify or restrict any of the terms or provisions hereof.

Section 4.09    The Trustee and the Security Agent. Neither the Trustee nor the Security Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer and the Guarantors.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name: Ian J. Webber
Title: Chief Executive Officer

By:	/s/ Thomas A. Lister
Name: Thomas A. Lister
Title: Chief Commercial Officer

GLOBAL SHIP LEASE SERVICES LIMITED

GLOBAL SHIP LEASE 3 LIMITED

GLOBAL SHIP LEASE 4 LIMITED

GLOBAL SHIP LEASE 5 LIMITED

GLOBAL SHIP LEASE 6 LIMITED

GLOBAL SHIP LEASE 7 LIMITED

GLOBAL SHIP LEASE 8 LIMITED

GLOBAL SHIP LEASE 9 LIMITED

GLOBAL SHIP LEASE 10 LIMITED

GLOBAL SHIP LEASE 12 LIMITED

GLOBAL SHIP LEASE 13 LIMITED

GLOBAL SHIP LEASE 14 LIMITED

GLOBAL SHIP LEASE 15 LIMITED

GLOBAL SHIP LEASE 16 LIMITED

GLOBAL SHIP LEASE 20 LIMITED

GLOBAL SHIP LEASE 21 LIMITED

GLOBAL SHIP LEASE 22 LIMITED

GLOBAL SHIP LEASE 23 LIMITED

GSL ALCAZAR INC.

as Guarantors

By:	/s/ Ian J. Webber
Name: Ian J. Webber
Title: Authorized Signatory

By:	/s/ Thomas A. Lister
Name: Thomas A. Lister
Title: Authorized Signatory

CITIBANK, N.A., LONDON BRANCH as Trustee

By:	/s/ Laura Hughes
Name: Laura Hughes
Title: Vice President

CITIBANK, N.A., LONDON BRANCH, as Security Agent

By:	/s/ Laura Hughes
Name: Laura Hughes
Title: Vice President